

April 4, 2024

Cheuk Hang Chow
Chief Executive Officer
IGTA Merger Sub Ltd
875 Washington Street
New York, NY 10014

> **Re: IGTA Merger Sub Ltd**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 19, 2024**
> **File No. 333-276929**

Dear Cheuk Hang Chow:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4

Valuation Report , page 84

1. In response to prior comment 2, you disclose that AgileAlgo management believes sales and revenue will increase in 2024 based on your discussions with potential customers and more active sales activities in 2H-2023. We note your disclosure elsewhere that the number of new projects created on the platform has been lower going into October to December 2023 due to AgileAlgo product team's focus on two specific customer projects, with lesser business development work done to increase new customer/user additions during that period. Please reconcile these statements and provide more detail regarding the sales pipeline to support your assumption that sales and revenues will increase in 2024.

2.	You disclose that the valuation was primarily based on the income statements, balance sheets, and the forward revenue provided by AgileAlgo management. Clarify the periods for which the financial statements were provided and whether the company considered expenses and/or net loss in addition to revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations of AgileAlgo
Key Business Metrics and Selected Financial Data, page 123

3.	We note your response to prior comment 4. Please revise to disclose the number of dormant users included in your Trial users count and the number of users converted from dormant to active, if any, for each period presented.

Results of Operations
Revenues, page 129

4.	We note your reference to the "revenue uptrend" continuing in the first quarter of fiscal 2024 due to the group's product ramp-up going to market. Please revise here to clarify that the majority of revenue in the first quarter of fiscal 2024 relates to one customer project that was won in the fourth quarter of fiscal 2023. Also, disclose the remaining term and milestones related to this project and the potential impact to your revenue trends once this project is completed. In addition, disclose the number of project contracts that contributed to the group's revenue in fiscal 2023.

Liquidity and Capital Resources
Ability to continue as going concern without Business Combination, page 130

5.	We note your response to prior comment 5. Please expand your liquidity disclosures to discuss, in quantified terms, the two contracts that concluded in January and February 2024 and the subsequent purchase order for $9,333. Refer to Item 303(b)(1)(i) of Regulation S-K.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 154

6.	We note your response to prior comment 8. It appears that you have given effect to $75,000 of IGTA transaction costs in both the annual and interim pro forma statements of operations. Please revise to remove this adjustment from the pro forma statement of operations for the three months ended December 31, 2023. Refer to 11-02(a)(6)(i)(B) of Regulation S-X. In addition, clarify whether the $607,103 of AgileAlgo's transaction costs as disclosed in adjustment (3) are for the three or 15-month period ended December 31, 2023 and revise as necessary. In this regard, on page 119 you attribute the growth in accumulated net loss position during the three-month period to "continuing expenses incurred related to the business combination with a total of $137,337."

Experts, page 196

7. We note your revised disclosures in response to prior comment 10. The intent of our comment was to clarify which accounting firm audited Inception Growth's financial statements that are included in the filing but not for you to remove disclosures regarding any changes in or disagreements with your independent accounting firm during the two most recent fiscal years or any subsequent interim period. Therefore, please revise to include the disclosures required by Item 304 of Regulation S-K or include a reference to the incorporation of such information, if applicable to the Form S-4 requirement.

Inception Growth Acquisition Limited Notes to Consolidated Financial Statements
Note 3. Restatement of previously issued financial statements, page F-18

8. Please note that when you file amended Forms 10-Q to correct the error related to the Shareholder non-redemption Agreement, the error related to your accounting for deferred underwriting compensation should also be corrected in each of the quarterly reports for fiscal 2023 and 2022. Also, ensure the quarterly periods for fiscal 2022 are labeled as restated and include the disclosures required by ASC 250-10-50-7 to 50-9 for the impact of this error to both fiscal quarters.

Note 6. Related Party Transactions
Non-redemption Agreements, page F-20

9. We note your response to prior comment 12. Please amend Inception Growth's fiscal 2023 Form 10-Q filings to correct the error in accounting for the Shareholder Non-redemption Agreement. Also, tell us your consideration to file an Item 4.02 Form 8-K indicating that such financial statements can no longer be relied upon. In addition, explain why Inception Growth filed a Form 10-K/A on March 14, 2024. In this regard, disclosures in the Explanatory Note refer to restatements to the Financial Statements and Supplementary Data, however, it is unclear what changes were made to the financial statements.

Note 6. Related Party Transactions
Promissory Note - Related Party, page F-20

10. We note from your response to prior comment 9 that the promissory notes may be converted into shares upon the closing of a business combination. We also note that pursuant to the terms of the Promissory Note Agreements as disclosed in Exhibit 10.1 to the Forms 8-K filed by Inception Growth Acquisition Corp Limited (Inception) on March 14, 2024, January 29, 2024 and November 22, 2023, the promissory notes are payable in cash and/or in "such other form of payment as mutually agreed in writing by Inception and the Payee." Please revise, here and elsewhere throughout the filing where you discuss these notes, to clarify whether you have entered into additional written agreements that allow for the conversion of such notes and disclose the agreed-upon conversion terms of such notes.

Note 7. Shareholder's Equity
Warrants, page F-22

11.   You state in your response to prior comment 13 that the Warrant Agreement filed as Exhibit 4.5 supports the terms of the Private Warrants as disclosed here. Your footnote disclosures indicate "the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants." Please tell us whether the terms of the Private Warrants allow for transfer to a non-permitted transferee. If so, cite the specific section in your Warrant Agreement that allows for such transfers. In addition, regardless of the Private Warrant holders' intent to transfer to a non-permitted transferee, if allowed, tell us how you considered the fact that the terms of the Private Warrants may change based on the holder of such warrants in your ASC 815-40 analysis. Lastly, to the extent the terms of the Warrant Agreement do not allow for transfers to non-permitted transferees, revise your footnote disclosures accordingly.

Note 11. Subsequent Events, page F-23

12.   Please revise to include a discussion of the $100,000 deposited into the Trust Account on February 27, 2024 in order to extend the amount of available time to complete a business combination until April 13, 2024 and the $400,000 unsecured promissory note issued on March 12, 2024. Refer to ASC 855-10-50-2.

General

13.   Please enhance your disclosure to clarify in plain English the meaning of generative artificial intelligence (generative AI). While we note that you disclose that AgileAlgo uses open-source technology in some of its software, clarify whether AgileAlgo's artificial intelligence software platform utilizes open-source technology or license the use of third-party technology. To the extent AgileAlgo licenses technologies or utilizes open-source technology, please revise to address any related risks.

Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ted Paraskevas